Exhibit 99.1

NICOLA MINING INC.

Suite 1212 - 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3

Telephone: (604) 647-0142

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of Nicola Mining Inc. (the "Company") will be held at the offices of Cozen O'Connor LLP, Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5, on Wednesday, August 5, 2026, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the fiscal year ended December 31, 2025, and the accompanying report of the auditors;

2.	to set the number of directors of the Company at five (5);

3.	to elect Peter Espig, Frank Hogel, Paul Johnston, Malcolm Swallow and Brent Omland as directors of the Company;

4.	to appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditors of the Company for the fiscal year ending December 31, 2026 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2026;

5.	to consider and, if thought fit, to re-approve and confirm the Company's 2022 Equity Incentive Plan, including re-approval of a 10% rolling plan for stock options and a fixed plan of 14,587,604 common shares for performance-based awards of restricted share units, performance share units and deferred share units, all as described in the accompanying management information circular (the "Information Circular"); and

6.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of Meeting (the "Notice of Meeting").

The Company's board of directors has fixed June 30, 2026 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, or a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing, that holds your securities on your behalf (each, an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 3rd day of July, 2026.

By Order of the Board of Directors of

NICOLA MINING INC.

"Peter Espig"

Peter Espig

President, Chief Executive Officer and Director